[Letterhead of Quest Diagnostics Incorporated]

September 22, 2011

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Quest Diagnostics Incorporated
July 11, 2011 Supplemental Response
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed February 16, 2011
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated September 8, 2011 to Dr. Surya Mohapatra of Quest Diagnostics Incorporated (the “Company”) regarding the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the response submitted by the Company on July 11, 2011 (the “Company’s Response Letter”) relating to comment seven of the Staff’s letter dated June 24, 2011 with respect to the Form 10-K filing identified above.  Set forth below is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2010
July 11, 2011 Supplemental Response

1. We note your response and revised draft disclosure in response to comment seven of our letter dated June 24, 2011 and we partially reissue the comment. You provide payout factor percentages “had the Committee determined to not make the adjustment.” With a view to revised disclosure, advise us of the resulting compensation in dollar amounts based on such percentages as compared to the actual compensation payouts.

Response:  Without giving effect to the adjustments to earnings per share from continuing operations approved by the Company’s Compensation Committee and described in the Company’s Response Letter and the draft disclosure provided therein, the payouts to the Company’s named executive officers under the Company’s Senior Management Incentive Plan (the “SMIP”) in respect of 2010 would have been as follows:  Dr. Surya N. Mohapatra -- $961,197, which is $243,762 less than reported in the 2010 Summary Compensation Table; Robert A. Hagemann - $261,034, which is $66,199 less than reported in the 2010 Summary Compensation Table; Dr. Jon Cohen -- $190,731, which is $48,369 less than reported in the 2010

Mr. John Reynolds
United States Securities and Exchange Commission
September 22, 2011

Summary Compensation Table; Dr. Joan E. Miller -- $197,491, which is $33,675 less than reported in the 2010 Summary Compensation Table; and Wayne R. Simmons -- $128,035, which is $29,905 less than reported in the 2010 Summary Compensation Table.

For each named executive officer, the increase in SMIP payment for 2010 resulting from the Committee’s adjustments amounted to less than 1.8% of the officer’s total compensation as reported in the Company’s 2010 Summary Compensation Table.  The Company did not consider such increase to be material for any named executive officer.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.

William J. O’Shaughnessy, Jr. Assistant General Counsel and Corporate Secretary

Cc:	Brian McAllister, U.S. Securities and Exchange Commission
Ryan Milne, U.S. Securities and Exchange Commission
Erin Wilson, U.S. Securities and Exchange Commission
James Lopez, U.S. Securities and Exchange Commission
Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer
Stephen T. Giove, Shearman & Sterling, LLP
Donald G. Brenner, PricewaterhouseCoopers LLP